EXHIBIT 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(millions of dollars)				
RATIO OF EARNINGS TO FIXED CHARGES					
Earnings, as defined:					
Net income	$ 732	$ 694	$ 622	$ 591	$ 631
Income taxes	413	383	341	324	349
Fixed charges, as below	177	198	192	174	209
Total earnings, as defined	$ 1,322	$ 1,275	$ 1,155	$ 1,089	$ 1,189
Fixed charged, as defined:					
Interest charges	$ 166	$ 187	$ 176	$ 163	$ 196
Rental interest factor	8	6	7	3	4
Fixed charges included in nuclear fuel cost	3	5	9	8	9
Total fixed charges, as defined	$ 177	$ 198	$ 192	$ 174	$ 209
Ratio of earnings to fixed charges	7.47	6.44	6.02	6.26	5.69
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS					
Earnings, as defined:					
Net income	$ 732	$ 694	$ 622	$ 591	$ 631
Income taxes	413	383	341	324	349
Fixed charges, as below	177	198	192	174	209
Total earnings, as defined	$ 1,322	$ 1,275	$ 1,155	$ 1,089	$ 1,189
Fixed charged, as defined:					
Interest charges	$ 166	$ 187	$ 176	$ 163	$ 196
Rental interest factor	8	6	7	3	4
Fixed charges included in nuclear fuel cost	3	5	9	8	9
Total fixed charges, as defined	177	198	192	174	209
Non-tax deductible preferred stock dividends	15	15	15	15	15
Ratio of income before income taxes to net income	1.56	1.55	1.55	1.55	1.55
Preferred stock dividends before income taxes	23	23	23	23	23
Combined fixed charges and preferred stock dividends	$ 200	$ 221	$ 215	$ 197	$ 232
Ratio of earnings to combined fixed charges and preferred stock dividends	6.61	5.77	5.37	5.53	5.13